UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                        (Amendment No. ________)*

                           1-800-ATTORNEY, INC.
--------------------------------------------------------------------------------
                            (Name of Issuer)

                   Common Stock, no par value per share
--------------------------------------------------------------------------------
                      (Title of Class of Securities)

                               68231A-20-4
--------------------------------------------------------------------------------
                              (CUSIP Number)

                              Peter S. Balise
                          6939 Sylvan Woods Drive
                             Sanford, FL  32771

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             November 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss ss 240.13d-1(e), 240.13d-1(f) or
      240.13d-1(g), check the following box. [   ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 68231A-20-4
================================================================================
  1    Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Peter S. Balise
-----  -------------------------------------------------------------------------
  2    Check the Appropriate Box if a Member of a Group(See Instructions) (a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC Use Only

-----  -------------------------------------------------------------------------
  4    Source of Funds (See Instructions)
       PF

-----  -------------------------------------------------------------------------
  5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)                                                          [_]

-----  -------------------------------------------------------------------------
  6    Citizenship or Place of Organization
       United States of America

--------------------------------------------------------------------------------

 NUMBER OF     7      SOLE VOTING POWER

  SHARES              93,950
             -----    ----------------------------------------------------------
BENEFICIALLY   8      SHARED VOTING POWER

 OWNED BY
             -----    ----------------------------------------------------------
   EACH        9      SOLE DISPOSITIVE POWER

 REPORTING            93,950
             -----    ----------------------------------------------------------
  PERSON       10     SHARED DISPOSITIVE POWER

   WITH
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       93,950
-----  -------------------------------------------------------------------------
  12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [_]

-----  -------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)

       9.8%
-----  -------------------------------------------------------------------------
  14   Type of Reporting Person (See Instructions)

       IN
================================================================================



Item 1.  Security and Issuer

The name of the issuer is 1-800-ATTORNEY, Inc., a Florida corporation (the "Issuer"). The principal executive office address is 186 Attorneys.com Court, Lake Helen, Florida 32744. This Schedule 13D relates to the Issuer's common stock, no par value (the "Shares").

Item 2.  Identity and Background

(a-c, f) This Schedule 13D is being filed by Peter S. Balise, a U.S. citizen. Mr. Balise operates his own consulting business from his home in Sanford, Florida. His address is 6939 Sylvan Woods Drive, Sanford, Florida, 32771. Mr. Balise was the chairman and CEO of the Issuer until January 18, 2002, and a member of the Issuer's board of directors until February 19, 2002.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         A. Not applicable.

Item 4.  Purpose of Transaction

         (a) Mr. Balise sold in open market transactions and gifted Shares of the Issuer from November 14 - 19, 2002 as set forth in Schedule B in order to raise working capital for his future business activities and to benefit certain individuals.


Item 5.  Interest in Securities of the Issuer

         (a) As of the filing of the report, Mr. Balise may be deemed to be the beneficial owner of 93,950 Shares, constituting 9.8% of the 955,268 Shares outstanding as of November 19, 2002, according to the Issuer's records. Of these Shares, 91,476 are owned with Mr. Balise's wife in joint tenancy; one Share is owned by Mr. Balise's wife; and 2,473 are Shares for which Mr. Balise is custodian for three minors.

         (b) As of the date hereof, Mr. Balise may be deemed to have the sole power to vote or to direct the vote of the 93,950 shares.

         (c) The trading dates, number of shares sold and the price per share for all transactions in the Shares that may be deemed to be beneficially owned by Mr. Balise effected in open market transactions during the past sixty (60) days are set forth in Schedule B, as well as several gifts of Shares by Mr. Balise.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than options to purchase Shares granted under the Issuer's 1996 Stock Plan while Mr. Balise was an employee of the Issuer that remained unexpired after Mr. Balise's resignation from the Issuer earlier this year, Mr. Balise does not have any contract, arrangement, understandings or relationships with respect to securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit A        Trading Transactions in the Shares in the past 60 days

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    November 19, 2002
                                                    --------------------
                                                           (Date)


                                                    /s/ Peter S. Balise
                                                    --------------------
                                                    Peter S. Balise




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                     Exhibit A
                                                                     ---------

                          Transactions in the Shares
                          In the Last Sixty (60) Days



                                                                Total Net
Transaction date             Qty              Price             Proceeds
--------------------------------------------------------------------------
Open market transaction
on 11/14/02                    475             $5.11             $2,407.18
Open market transaction
on 11/14/02                  5,343             $5.02            $26,812.13
Open market transaction
on 11/14/02                  6,657             $5.00            $33,272.92
Open market transaction
on 11/15/02                    100             $4.17               $396.99
Open market transaction
on 11/18/02                  1,150             $5.05             $5,787.33
Gifts of Shares to three
individuals of majority
age; Mr. Balise claims no
continuing beneficial
ownership or
voting control  11/19/02     2,800              N/A                N/A
